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                                                                   Exhibit 3.2.1


         Amendment to Article III of the Amended and Restated By-Laws of
                              Appleton Papers Inc.

                            Dated as of March 5, 2002


         SECTION 16. Chairman of the Board. The Board of Directors shall have a Chairman of the Board, who shall be one of its members, to serve as its leader with respect to its activities. The Chairman of the Board shall be elected by the Board of Directors. The Board of Directors may remove and replace the Chairman of the Board at any time with or without cause. The Chairman of the Board shall not be an officer or employee of the Corporation by virtue of such position. The Chairman of the Board shall preside at all annual and special meetings of the stockholders and all regular and special meetings of the Board of Directors, in each case except as he delegates to the Chief Executive Officer or as otherwise may be determined by the Board of Directors.